SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


For the month of  July and August, 2000
                -----------------------


                          Electrocon International Inc.
                 (Translation of Registrant's name into English)
                 -----------------------------------------------


              8/F Blk 8, Prosperity Centre, 77 Container Port Road,
                           Kwai Chung, N.T. Hong Kong
          ------------------------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                        Form 20-F    X         Form 40-F
                                  -------                -------


[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                          Yes                No     X
                              -------            -------

GETGO Mail.com Appoints Paul G. Lewis President and CEO of
GETGO Mail.com USA, Inc.

HONG KONG--(BUSINESS WIRE)--July 12, 2000--GETGO Mail.com (the "Company") (NASDAQ: GTGO - news) announced that Paul G. Lewis has been appointed President and CEO of its wholly owned subsidiary, GETGO Mail.com USA, Inc.

"I am pleased that the Board has chosen me as the President and CEO of the unified messaging subsidiary of GETGO Mail.com," said Lewis. "Building the unified messaging subsidiary into a considerable organization will be my primary objective." The unified messaging subsidiary, GETGO Mail.com USA, Inc., has developed a unified messaging card and commenced marketing efforts on May 1, 2000.

Prior to joining GETGO Mail.com USA Inc., Paul G. Lewis was President and CEO of MC2 Corporation, a provider of Wide-Area-Network solutions to FORTUNE 1000 clients including AT&T, Johnson & Johnson, Merrill-Lynch, Merck, Ernst & Young, Deloitte & Touche, and Philip Morris. Mr. Lewis was named the Small Business Administration's Young Entrepreneur of the Year and has authored numerous articles published in various periodicals including Forbes Magazine, Inc. Magazine, Nation's Business, LAN Magazine, Sales & Marketing management, Software Solutions, and Technology Today, and has appeared on CNBC-TV as an expert in computer messaging and mail services. Mr. Lewis has served on the Novell Platinum Council Advisory Board and the Cisco Systems Steering Council. He is also a regular lecturer at Universities including the Wharton School of Business and companies including IBM on topics such as "The Internet and it's Future Role in America." Mr. Lewis received a BS in Computer Science from Fairleigh Dickinson University.

Upon a registration statement being deemed effective by the Securities and Exchange Commission registering the shares of common stock of its wholly owned subsidiary GETGO Mail.com USA Inc., the Company will distribute 90% of the issued and outstanding shares of the subsidiary to its shareholders.

GETGO Mail.com USA Inc. is developing credit-card sized communication devices for the up and coming Unified Messaging market. These devices will allow remote access to Internet e-mail, voice mail, and faxes by simply being attached to most cellular/PCS phones or a regular phone line. The proprietary "Visual Access" technology allows visual sender identity on all communication platforms. This advance in technology allows for a consistent user experience on all types of messages. Voice, E-Mail, and Fax messages may be conveniently and remotely accessed from anywhere in the world that a phone line or cellular connection is available. GETGO Mail.com holds an exclusive license to make and sell products that provide a visual listing of voice mail and a link to the corresponding voicemail through the Internet. For additional information on the Company's new strategic focus, please log on to www.getgomail.com. For more information: contact: LKS Consulting at (303) 790-8042 or LKSconsult@USWest.net.

Statements in this press release that are not strictly historical are "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements involve a high degree of risk and uncertainty that exist in the GETGO Mail.com's operations and business environment. Such statements are predictions only and actual events or results may differ materially from those projected in such forward-looking statements. Factors that could cause or contribute to differences include the development the Company's new and uncertain business model, uncertainty regarding acceptance of the Company's products and services and the Company's limited operating history in this business segment.

Contact:

     GETGO Mail.com USA, Inc.
     Corporate Office:
     908/730-0066
     fax: 908-730-9797
     Investor Relations:
     LKS Consulting, 303/790-8042
     or
     Chris Mendrop, 719/632-8341

GETGO Mail.com Inc. Names Business Leader as
Chairman, President and CEO

DENVER--(BUSINESS WIRE)--July 19, 2000--GETGO Mail.com Inc. (the "Company") (Nasdaq:GTGO - news), today announced the appointment of Dr. Derrin R. Smith as Chairman of the Board.

Dr. Smith will also serve as President and Chief Executive Officer with all appointments effective immediately. He replaces Ed Ting, the founder, who tendered his resignation in favor of Dr. Smith's appointment.

"This appointment heralds an exciting new era for the parent GETGO enterprise as the company continues to aggressively pursue its new business vision and earnings based culture. Expanding into broadband, telecommunications and private equity ventures is best accomplished by someone of Dr. Smith's expertise," said Mr. Ting at the conclusion of the Board meeting. New Fiduciary and Advisory Boards are currently being structured.

Upon his appointment, Dr. Smith, noted for his innovative business strategies, announced, "We are immediately relocating the GETGO World headquarters to Colorado, the broadband convergence corridor, and will maintain the advanced technology facility in New Jersey for the unified messaging enterprise." GETGO USA CEO, Paul Lewis, completed the technology transfer from Hong Kong to New Jersey this week.

Derrin R. Smith, Ph.D. is an investment banking principle and chief economist, who brings more than 20 years of experience from the forefront of telecommunications and information systems technology. His is active in software and telecommunications mergers, acquisitions and business development, with formal credentials in software and telecommunications systems engineering, as well as finance and economics.

A widely sought after speaker, he has appeared on NPR's Cyber Media Show, been quoted in the Industry Standard and described as an "Executive Super Hero" by PC Week in July 1997. In 1999, he was a featured keynote speaker with Robert F. Kennedy, Jr. at the Business Excellence Conference. He is a member of the Computer Information Systems Advisory Board, the Colorado Governor's first telecommunications advisory board, Chairman of the DUET Conference, a senior executive summit on the convergence revolution in technology, and has served as an adjunct professor of graduate computer science at the University of Denver. In February 2000 he was nominated for the Smithsonian Award: Innovation and Leadership in Science & Technology.

For more information, please go to http://www.getgomail.com/ or contact: Chris
G. Mendrop, 818/475-1509.

Contact:

     GETGO Mail.com
     Chris G. Mendrop, 818/475-1509

GETGO Mail.com Inc.                                               NEWS RELEASE

Corporate Office: 908-730-0066               10 Universal City Plaza, Suite 2000
Investor Relations:
 Kristin Johnston, 303-331-1943                 Universal City, California 91608
URL: www.getgomail.com                           Corporate Offices: 818-754-3773
     -----------------


GETGO MAIL.COM ANNOUNCES BOARD RESTRUCTURING

DENVER, COLORADO - July 24, 2000 -- Dr. Derrin Smith, Chairman and CEO of GETGO Mail.com, (NASDAQ: GTGO) today announced the restructuring of the fiduciary Board of Directors. The restructuring complements the transition of the GETGO business model into the first technology "REVELATOR" that focuses on fast tracking convergence technology, broadband companies to more rapid revenue generation. GETGO founder Ed Ting and Asian Operations CFO Clement Cheung have resigned their Board seats effective July 19th. The resignations were tendered in favor of incoming members who represent new financial interests and realignment of the business. Mr. Kevin Fallon is the first new Board appointee.

"We are very excited about Fallon joining our Board as he brings invaluable hands-on experience. As COO of TAVA he drove the business from $36 million to $100 million in 2 years while increasing share price from $2 to $8", stated Smith. "The charter for our Board requires a lot of participation in executing GETGO's thrust toward content, programming, enhanced Internet services and expansion of a new Earnings Based Culture (EBC)."

Mr. Fallon is a consultant, board member, and investor for emerging technology companies. With keen skill in business strategy, Fallon helps presidents to focus on the core mission of their enterprise. Drawing from an established worldwide network of contacts he assists entrepreneurs with key introductions to accelerate growth. An entrepreneur at heart, Fallon has founded five companies during his career.

From Irish roots, in 1972 Fallon led the quality assurance department for Charles Jacquin et Cie in Philadelphia. In 1975 he changed careers and joined Harowe Servo Controls as a Junior Engineer and worked in the design of guidance systems for robots and missiles. In 1976 he joined RCA Space Division as a Design Engineer until 1979 when he joined General Electric as a Sales Engineer for technology based products.

In 1982, he founded and became employed as President and Chief Executive Officer of the systems integration firm, All Control Systems, Inc. (ACS) in West Chester, PA. During the early '90s he spawned two new entities, Prometa Consulting, a technology and business process engineering consulting firm, and Precision Dispensing, a product distribution firm.

In December 1996 Fallon sold ACS and Prometa to Denver based TAVA Technologies as part of a national roll-up and served as Chief Operating Officer and a Board Director for TAVA until July 1999, when the TAVA management team sold the company to REAL Software, a global company headquartered in Belgium. Fallon continued in his position as COO until he resigned in March 2000 to pursue new entrepreneurial ventures. Fallon stated, "GETGO's strategic repositioning centers it to take advantage of the $3 trillion Internet market. The company has the potential to emulate Safeguard Scientifics' ICG record growth success. With a focus on enabling and providing infrastructure for technologies, GETGO will be able to take advantage of the capital markets to fuel the growth of our future portfolio partners. The GETGO Mail unified messaging system represents just the first of many new generation convergence technologies that will be funded and accelerated to market under the GETGO Revelator business construct."

Mr. Fallon holds a Bachelor of Science degree in Electrical Engineering from Drexel University and a Master in Business Administration from the Wharton School of Business, University of Pennsylvania. He is a member of the Young Presidents Organization and sits on several fiduciary boards.

For more information, please go to http://www.getgomail.com or contact Kristin Elizabeth Johnston, 818.475.1509.

Statements in this press release that are not strictly historical are "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements involve a high degree of risk and uncertainty that exist in GETGO Mail.com's operations and business environment. Such statements are predictions only and actual events or results may differ materially from those projected in such forward-looking statements. Factors that could cause or contribute to differences include the development of the company's new and uncertain business model, insufficient capital, uncertainty regarding acceptance of the Company's products and services and the Company's limited operating history in this business model.

GETGO Mail.com, Inc.                                                NEWS RELEASE
8/F, Block B, Prosperity Center 77,          10 Universal City Plaza, Suite 2000
Container Port Road                             Universal City, California 91608
Kwai Chung, N. T. Hong Kong                      Corporate Offices: 818-754-3773


                              GETGO MAIL.COM, INC.
                       ANNOUNCES FINANCIAL RESULTS FOR THE
                          YEAR ENDED DECEMBER 31, 1999

DENVER, COLORADO...July 27, 2000...GETGO Mail.com, Inc. (NASDAQ: GTGO), a leading distributor of semiconductor components, golf equipment products in Hong Kong, Macau, and China, and a developer of Unified Messaging communications products in the United States and Asia, announced financial results for the twelve-month period ended December 31, 1999.

Net sales for the twelve-month period ended December 31, 1999 were US$17,620,343, a decrease of 21.1% from net sales of US$22,338,588 for the comparable twelve-months ended December 31, 1998. The Company's gross profit on sales for the twelve-month period ended December 31, 1999 was US$3,143,190 compared to US$3,750,792 for the comparable period in 1998, a decline 16.2%. Operating expenses increased 8.6% to US$4,349,782 for the twelve-month period ended December 31, 1999 from US$4,003,868 for the comparable twelve-month period in 1998. Losses from operations increased 396.2% from US$(253,076) for the twelve-month period ended December 31, 1998 to US$(1,255,847) for the twelve months ended December 31, 1999. Net losses increased 111.1% from US$(673,305) for the twelve-months ended December 31, 1998 to US$(1,421,589) for the twelve months ended December 31, 1999.

Edward Ting, who was Chairman and Chief Executive Officer of GETGO Mail.com during the period being reported, stated, "As we continue to pursue our 2-year-old strategy of diversifying our product offerings to include higher margin products and use our design-in capabilities to add value to the products we distribute I believe we are continuing to grow and strengthen vital distribution channels in China. These channels have historically done very well for us, and with the addition of Fred Ko as the newly appointed president of GETGO's Asian operations, we are already seeing some significant changes in our product margins and new strategies for our distribution resources. We anticipate that future growth from our Unified Messaging mail product will strengthen our overall market position in both Asia and the United States."

"I am comfortable taking on the challenges facing GETGO's revitalization, including the bitter medicine revealed in these financial figures," commented Dr. Derrin Smith, the new Chairman and Chief Executive Officer of GETGO Mail.com. "With these numbers, we have drawn a line in the sand that clearly establishes our financial baseline. On the one side, this report represents the past, an historical GETGO Mail.com business model and reporting system. On the other side, we have our future, which will be based on the new GETGO Mail.com REVELATOR business model. This delineation is important to measure our progress as we continue to move aggressively forward in implementing our new Earnings Based Culture and evolve into a technology operating company targeting the new convergence industries."

During the past 12 years as a public company, GETGO Mail.com, Inc., formerly Electrocon International, Inc., has established itself as a significant distributor of semiconductor products, integrated circuits, programmable logic devices as well as cell components and chips with gate arrays. In October 1999, the Company changed its name to reflect its new strategic focus on Unified Messaging as a result of the Company acquiring license to use the Visual Access platform in the United States and Asia. For additional information on the Company, please log on to www.getgomail.com or contact LKS Consulting, Inc. at
(303) 790-8042 or LKSconsult@aol.com. For product information or marketing partnership opportunities, contact Brenmark Marketing at 818-865-2000 or mbrenmark@aol.com.

Statements in this press release that are not strictly historical are "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements involve a high degree of risk and uncertainty that exist in the GetGo Mail.com's operations and business environment. Such statements are predictions only and actual events or results may differ materially from those projected in such forward-looking statements. Factors that could cause or contribute to differences include the development the Company's new and uncertain business model, uncertainty regarding acceptance of the Company's products and services and the Company's limited operating history in this business segment. A review of the Company's financial statement and notes thereto as filed with the Securities and Exchange Commission on Form 20-F is necessary for a more complete understanding of the Company's financial condition.


                                    CONSOLIDATED BALANCE SHEETS
                                    ---------------------------
                              (Amounts stated in United States Dollars)

                                                                                   December 31,
                                                                                   ------------
                                                                          1999                     1998
                                                                          ----                     ----
ASSETS
Current assets
Cash and cash equivalents                                            $    507,535              $    303,990
Restricted cash                                                         3,728,454                 3,956,385
Accounts receivable:
  - Trade, less allowance for doubtful accounts of
       $643,182 (1998: $212,028)                                        1,977,581                 3,866,119
  - Affiliated company, less allowance for doubtful
       accounts of $355,841 (1998: $103,938)                                 --                     280,146
  - Others                                                                287,274                   220,275
Inventories                                                             1,636,567                 2,425,248
Costs in excess of billings on construction contracts                      61,368                   153,808
Prepaid expenses and deposits                                              85,454                    81,479
                                                                     ------------              ------------
Total current assets                                                    8,284,233                11,287,450
Property and equipment, net                                               323,281                   670,251
Investment in an affiliated company                                          --                       2,234
Investments in Golf Club memberships, at cost                             494,154                   410,055
Intangible assets                                                         438,996                    98,773
                                                                     ------------              ------------
Total assets                                                         $  9,540,664              $ 12,468,763
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Short-term borrowings                                                $  4,683,717              $  5,481,296
Current portion of obligation under capital leases                           --                       9,744
Bank loan - due within one year                                           166,145                      --
Loan from related party                                                      --                     500,000
Accounts payable and accrued expenses
  - Trade                                                               1,835,817                 3,769,818
  - Others                                                                246,401                   337,467
Billings in excess of costs on construction contracts                      51,183                    74,231
Amount due to director                                                    274,134                   134,991
                                                                     ------------              ------------
Total current liabilities                                               7,257,397                10,307,547
Bank loan - due after one year                                             29,417                      --
Deferred income taxes                                                        --                      45,472
                                                                     ------------              ------------
Total liabilities                                                       7,286,814                10,353,019
                                                                     ------------              ------------
Commitments and contingencies
Stockholders' equity
Common stock, par value $0.0001 per share;
  authorized 20,000,000 shares;
  issued and outstanding 1999: 9,210,920 shares
  and 1998: 7,460,420 shares                                                  921                       746
Additional paid-in capital                                              7,783,517                 6,223,997
Accumulated deficit                                                    (5,493,244)               (4,071,655)
Accumulated other comprehensive loss                                      (37,344)                  (37,344)
                                                                     ------------              ------------
Total stockholders' equity                                              2,253,850                 2,115,744
                                                                     ------------              ------------
Total liabilities and stockholders' equity                           $  9,540,664              $ 12,468,763






                                 CONSOLIDATED STATEMENTS OF OPERATIONS
                                 -------------------------------------
                               (Amounts stated in United States Dollars)

                                                                            Year ended December 31,
                                                                            -----------------------
                                                               1999                 1998                   1997
                                                               ----                 ----                   ----

Net revenue                                                $ 17,620,343          $ 22,338,588          $ 29,086,564
Cost of sales                                               (14,477,153)          (18,587,796)          (25,811,706)
                                                           ------------          ------------          ------------

Gross profit                                                  3,143,190             3,750,792             3,274,858
Selling, administrative and general expenses                 (4,349,782)           (4,003,868)           (3,502,226)
Loss on disposal of a business                                  (49,255)                 --                    --
                                                                                 ------------          ------------

Loss from operations                                         (1,255,847)             (253,076)             (227,368)
Interest income                                                 220,875               224,438               229,252
Interest expense                                               (515,164)             (537,310)             (461,329)
Equity in loss of an affiliated company                          (2,234)             (121,296)              (37,475)
Other income                                                     85,309                37,845               151,115
                                                           ------------          ------------          ------------

Loss before income taxes                                     (1,467,061)             (649,399)             (345,805)
Income tax (benefit) expense                                    (45,472)               23,906                21,041
                                                           ------------          ------------          ------------

Net loss                                                   $ (1,421,589)         $   (673,305)         $   (366,846)
                                                           ------------          ------------          ------------


Basic loss per share                                       $     (0.178)         $     (0.091)         $     (0.054)
                                                           ------------          ------------          ------------

Weighted average number of shares outstanding                 7,978,465             7,370,009             6,780,844






                                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                     -------------------------------------
                                   (Amounts stated in United States Dollars)

                                                                               Year ended December 31,
                                                                               -----------------------
                                                                      1999                1998                 1997
                                                                      ----                ----                 ----
Cash flows from operating activities:
Net loss                                                          $(1,421,589)        $  (673,305)        $  (366,846)
Adjustments to reconcile net loss
  to net cash provided by operating activities:
    Share of loss of an affiliated company                              2,234             121,296              37,475
    Issuance of stock bonus to employees                               42,020                --                39,375
    Issuance of stock to consultants and legal advisor                221,375                --                  --
    Issuance of warrant (Note 10)                                        --                75,000                --
    Issuance of stock options to consultants and
      legal advisor (Note 15)                                         125,000                --                  --
    Depreciation and amortization                                      98,610             149,230             142,852
    (Loss) gain on disposal of property and equipment                 188,406             (31,786)               --
    Loss on disposal of business                                       49,255                --                  --
    Provision for doubtful accounts                                   683,057             135,774              28,039
    Deferred income taxes                                             (45,472)             23,906              21,041
  Changes in assets and liabilities:
    Accounts receivable                                             1,328,727             954,564            (975,005)
    Decrease in amount due from affiliated company                     28,243                --                  --
    Inventories                                                       788,681             969,652           1,049,263
    Costs in excess of billings on construction contracts              92,440            (153,808)            145,010
    Prepaid expenses and deposits                                     (71,679)            (19,496)             57,878
    Prepaid income taxes                                                 --                41,311              49,084
    Accounts payable and accrued expenses                          (2,015,515)         (1,765,676)         (1,108,570)
    Billings in excess of costs on construction contracts             (23,048)            (75,830)            150,061
                                                                  -----------         -----------         -----------

Net cash provided by (used in) operating activities                    70,745            (249,168)           (730,343)
                                                                  -----------         -----------         -----------

Cash flows from investing activities:
  Purchase of business, net of cash acquired                             --               100,557                --
  Disposal of business, net of cash disposal                          (32,802)               --                  --
  Proceeds from disposal of property and equipment                     93,150             338,214                --
  Additions to property and equipment                                 (38,536)            (68,050)            (45,102)
                                                                  -----------         -----------         -----------
Net cash provided by (used in) investing activities                    21,812             370,721             (45,102)
                                                                  -----------         -----------         -----------

Balance carried forward                                           $    92,557         $   121,553         $  (775,445)
                                                                  -----------         -----------         -----------



GETGO Mail.com Inc.                                                 NEWS RELEASE

Corporate Office: 908-730-0066               10 Universal City Plaza, Suite 2000
Investor Relations:
 Kristin Johnston, 303-331-1943                 Universal City, California 91608
URL: www.getgomail.com                           Corporate Offices: 818-754-3773
     -----------------


           GETGO MAIL.COM USA SIGNS LICENSING CONTRACT WITH ZIBIO.COM


DENVER, July 28, 2000 -- GETGO Mail.com (the "Company") (NASDAQ: "GTGO") today announced that its wholly owned subsidiary, GETGO Mail.com USA, Inc. ("GGM") has entered into an agreement with Zibio Incorporated and its marketplace portal, zibio.com, to license its Unified Messaging technology.

Under the terms of the agreement, zibio.com has agreed to purchase 250 GETGO Mail Cards and the license to operate them, as a pilot for its marketplace portal site. Zibio.com intends to test its subscriber market by making the cards available to a subset of existing subscribers. Unified Messaging was recently added to zibio.com's suite of services.

"We are excited that zibio.com has become our first client for the purchase and distribution of the GETGO Mail Card and associated technology license to its subscriber market," stated Paul Lewis, President and CEO of GETGO Mail.com USA, Inc. "By signing this agreement, we have proven that there is valid demand from the portal market for our product and it's distribution and licensing."

"We are extremely optimistic about our Wireless Web mail initiative," commented Richard T. Kontir, President and CEO of Zibio Incorporated. "The agreement with GETGO Mail.com USA, Inc. places zibio.com at the vanguard of this emerging technology, and enables us to deliver a viable remote mail product into the hands of our portal users for a much lower cost than other comparable products."

GETGO Mail.com USA Inc. has not only developed a credit card sized communication device for the up and coming Unified Messaging Market, but also has several other devices in various stages of development. These devices allow remote access to Internet e-mail, voice mail, and faxes by simply being attached to most cellular/PCS phones or a regular phone line. The proprietary "Visual Access" technology allows visual sender identity on all communication platforms. This advance in technology allows for a consistent user experience on all types of messages. Voice, E-Mail, and Fax messages may be conveniently and remotely accessed from anywhere in the world that a phone line or cellular connection is available. GETGO Mail.com USA holds an exclusive license to make and sell products that provide a visual listing of voice mail and a link to the corresponding voicemail through the Internet. For additional information on the Company's new strategic focus, please log on to www.getgomail.com or contact LKS Consulting at (303) 790-8042 or lksconsulting@uswest.net.

Zibio Incorporated is the parent company of Zibio.com, a "niche marketplace portal" that provides Internet users with easy access to a wide variety of goods, products, and services. Visitors to zibio.com can shop online with hundreds of merchants, make travel arrangements, utilize free e-mail, and more. In addition to providing a robust consumer interface via zibio.com, Zibio Incorporated also provides business-to-business solutions via the Zibio Private Branding program. Through this program, an organization can add a customized e-commerce shopping interface to their core website without the need to build their own infrastructure.

Statements in this press release that are not strictly historical are "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements involve a high degree of risk and uncertainty that exist in the GetGo Mail.com's operations and business environment. Such statements are predictions only and actual events or results may differ materially from those projected in such forward-looking statements. Factors that could cause or contribute to differences include the development the Company's new and uncertain business model, uncertainty regarding acceptance of the Company's products and services and the Company's limited operating history in this business segment.


Zibio Contact:                               Getgo Mail.com USA, Inc. Contact:
Terri McAdoo                                 LKS Consulting at (303) 790-8042 or
(908) 638-6494                               lksconsulting@uswest.net.
                                             ------------------------

GETGO Mail.com Inc.                                                 NEWS RELEASE

1860 Blake Street, Suite 520
Denver, CO 80202
Corporate Office: 303-380-2177
Investor Relations: 818-475-1509
URL: www.getgomail.com
     ------------------

                            GETGO MAIL.COM ANNOUNCES
                      TECHNOLOGY ADVISORY BOARD APPOINTMENT

DENVER, COLORADO--August 2nd, 2000--GETGO Mail.com (NASDAQ: "GTGO"). Mr. Stephen
G. Pearse, Vice Chairman and CEO of optical systems company Cyras Systems, Inc. ( www.cyras.com ) has become the first new advisor to join the technology advisory board of GETGO Mail.com, Inc. The GETGO technology advisory board is being formed to support a significant expansion in broadband technology business operations.

"Steve Pearse is one of the convergence industry's true visionaries, and his current CEO activities at Cyras Systems have him uniquely well positioned to enlighten us with periodic guidance for GETGO Mail.com as a technology operating company," stated Dr. Smith, the Chairman and CEO of GETGO Mail.com, Inc. "He is one of the most sought after of Silicon Valley's current 'short list of CEO champions' and we're hugely fortunate to have his advisory participation for GETGO."

"Unified messaging functionality is destined to be a strong product in today's broadband market," said Mr. Pearse from his California offices. "GETGO is correct to pursue unified messaging, and other embedded intellectual properties which can become competitive differentiators for service providers. Infrastructure and enhanced services is what this broadband revolution is all about. I look forward to this advisory participation with Dr. Smith and GETGO, while continuing to accelerate along our path at Cyras."

Mr. Pearse brings more than 17 years of experience in executive management from some of the most prominent players in the data telecommunications industry, including Nortel, Bay Networks, Time Warner, Sprint and AT&T. He is the only CEO in the optical infrastructure industry who has held executive positions at both carrier companies and equipment manufacturers. Mr. Pearse also played a significant leadership role during the Bay Networks/Nortel merger.

Prior to joining Cyras, Pearse was executive vice president and general manager of Nortel Networks' Internet/Telecom Business Group. He was responsible for leading the worldwide development and management of Bay Networks' products and services, supporting the Internet, telecommunications, routers, data-over-cable and remote access markets. As vice president of technology planning at Sprint, Pearse was responsible for designing the world's first cross-country SONET and ATM network. Also during his career at Sprint, he paved the way for the company's pioneering deployment of WDM technology and he managed the operations of the world's largest X.25 and Frame Relay networks. Pearse has also held executive and senior-level positions with Time Warner Communications and AT&T.

He holds an M.B.A. from the Sloan School of Management at M.I.T, an M.S. in Electrical Engineering from the Stevens Institute of Technology, and a B.S. in Mechanical Engineering from the Georgia Institute of Technology, where he was a GM scholar.

Mr. Pearse will also participate in Denver, Colorado this February as a featured speaker at the DUET 2001 Conference, which is well regarded as a leading senior executive summit on the convergence revolution in broadband technology. Mr. Pearse stated, "I wouldn't miss DUET for the world and you can bet that Cyras will figure prominently in my discussions there."

For more information, please go to http://www.getgomail.com or contact: Kristin Elizabeth Johnston, 818-475-1509.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       ELECTROCON INTERNATIONAL INC.
                                                          (Registrant)



Date: September 19, 2000             By: /s/ Henry F. Schlueter
      ------------------                 ---------------------------------------
                                         Henry F. Schlueter, Assistant Secretary